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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                              --------------------

                             Daniel Industries, Inc.
                            (Name of Subject Company)

                              Emerson Electric Co.
                               Emersub LXXIV, Inc.
                                    (Bidders)

                          Common Stock, $1.25 Par Value
                         (Title of Class of Securities)

                              --------------------

                                   236235-10-7
                      (CUSIP Number of Class of Securities)

                              --------------------

                             W. Wayne Withers, Esq.
              Senior Vice President, General Counsel and Secretary
                              Emerson Electric Co.
                           8000 West Florissant Avenue
                         St. Louis, Missouri 63136-8506
                                 (314) 553-2000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                              --------------------

                                 With Copies to:

                             Phillip R. Mills, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000



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-----------------------------------
       CUSIP No.  236235-10-7
-----------------------------------

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1.     NAMES OF REPORTING PERSONS

       IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)

       EMERSON ELECTRIC CO.

       IRS IDENTIFICATION NO. 43-0259330
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                    (b)  [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS

       WC; OO; BK
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(e) OR 2(f)                                                      [ ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       MISSOURI
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7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       NONE
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8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                         [ ]
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9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       0%
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10.    TYPE OF REPORTING PERSON

       CO
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                                       1

-----------------------------------
       CUSIP No.  236235-10-7
-----------------------------------

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS

       IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)

       EMERSUB LXXIV, INC.

       IRS IDENTIFICATION NO. 43-1850428
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS

       AF
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(e) OR 2(f)                                                      [ ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
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7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       NONE
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8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                         [ ]
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9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       0%
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10.    TYPE OF REPORTING PERSON

       CO
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                                       2

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission (the "Commission") on May 18, 1999 by Emersub LXXIV, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Emerson Electric Co., a Missouri Corporation ("Parent"), as amended by Amendment No. 1 filed with the Commission on May 24, 1999, relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $1.25 par value (the "Common Stock"), of Daniel Industries, Inc. (the "Company"), including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company (singularly, a "Right" and collectively, the "Rights") (singularly, a share of such Common Stock, including the related Right, a "Share" and collectively, the "Shares"), at $21.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 18, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the
Schedule 14D-1.

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 14D-1.

Item 10.  Additional Information

     Item 10(c) is hereby amended and supplemented by adding to the end thereof the following:

     Parent and the Company filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on May 19, 1999. The 15-day waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on June 3, 1999, unless (i) early termination of the waiting period is granted by the Antitrust Division and the FTC or (ii) the waiting period is extended by the Antitrust Division or the FTC by a request for additional information or documentary material relevant to the Offer from Parent. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent with such request. A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There is no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

     Antitrust -- Canada. Pursuant to the Competition Act (Canada), Purchaser, Parent and the Company are subject to an obligation to provide pre-merger notification to the Canadian Competition Bureau. On May 26, 1999, Purchaser, Parent and the Company filed a short form pre-merger notification filing pursuant to the Competition Act. Pursuant to the statutory waiting period relevant to a short form filing, Purchaser's acquisition of the Shares pursuant to the Offer may not be consummated until the expiry of seven days after the date on which the completed filing has been received by the Commissioner of Competition (i.e., June 3, 1999). The statutory waiting period may be extended for an additional 21 days if the Commissioner requests that a long form pre-merger notification filing be made.

     Purchaser may complete the acquisition of the Shares pursuant to the Offer within the statutory waiting period if the Commissioner provides notice that he does not intend to challenge such acquisition. Alternatively, the Commissioner may request an undertaking that such acquisition will not be completed prior to the completion of his review or may seek an injunction to prevent such acquisition if he intends to challenge it before the Competition Tribunal.

     The Commissioner retains jurisdiction to challenge such an acquisition for up to three years after its consummation. On request, the Commissioner will consider granting an Advance Ruling Certificate which, if granted, precludes the Commissioner from challenging the acquisition on the basis of facts known at the time the Advance Ruling Certificate was granted. Alternatively, the Commissioner may provide notification that he does not intend to challenge such acquisition but that he is reserving the right to challenge it during his period of jurisdiction. The Commissioner may take up to ten weeks to review Purchaser's acquisition of the Shares pursuant to the Offer and consider whether to provide an Advance Ruling Certificate or such notification.

     Shares will not be accepted for payment or paid for pursuant to the Offer until the conditions to the Offer, including the Foreign Antitrust Approvals Condition, are satisfied or waived by Purchaser. If the Foreign Antitrust Approvals Condition (or any other condition, such as those described in clauses
(a) and (b) in Section 15) are not satisfied on the Expiration Date, Purchaser has the right to extend the Offer for up to 180 days following the date of the Merger Agreement (i.e., November 8, 1999).

     Antitrust -- Germany. Pursuant to the Gesetz gegen Wettbewerbsbeschrankungen (the Act Against Restraints of Competition), Parent is required to submit a premerger notification to the German Federal Cartel Office (the "FCO"). Parent filed the premerger notification on May 26, 1999. The initial waiting period applicable to the purchase of Shares pursuant to the Offer is one month and will expire on June 28, 1999, unless the FCO extends the waiting period if it determines that additional review is required. If such a determination is made, the waiting period may be extended for a period of up to four months (such period to commence from the day following the filing date of the premerger notification). If the FCO concludes that the acquisition will lead to the creation or strengthening of a market dominating position, the acquisition will be prohibited unless the parties agree to remedy the adverse competitive impact identified by the FCO.

     The FCO may approve Purchaser's acquisition of the Shares pursuant to the Offer prior to the expiration of the initial one month waiting period. There can be no assurance, however, that the initial one month waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the conditions to the Offer, including the Foreign Antitrust Approvals Condition, are satisfied or waived by Purchaser. If the Foreign Antitrust Approvals Condition (or any other condition, such as those described in clauses (a) and (b) in Section 15) are not satisfied on the Expiration Date, Purchaser has the right to extend the Offer for up to 180 days following the date of the Merger Agreement (i.e., November 8, 1999).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 1999                    EMERSON ELECTRIC CO.



                                By: /s/ Robert M. Cox, Jr.
                                    -------------------------------------------
                                    Name:  Robert M. Cox, Jr.
                                    Title: Senior Vice President - Acquisitions
                                             and Development


                                EMERSUB LXXIV, INC.



                                By: /s/ Robert M. Cox, Jr.
                                    -------------------------------------------
                                    Name:  Robert M. Cox, Jr.
                                    Title: Vice President